August 5, 2005



Mr. Gerald A. Tywoniuk
Senior Vice President, Chief Financial Officer and Treasurer
Pacific Energy Partners, L.P.
5900 Cherry Avenue
Long Beach, CA 90805


	Re:	Pacific Energy Partners, L.P.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
		File No. 001-31345


Dear Mr. Tywoniuk:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended December 31, 2004

Selected Financial and Operating Data, page 54

Non-GAAP Financial Measures, page 55

1. We note that you present as EBITDA, a measure reflecting adjustments for the write-off of deferred financing cost and related interest rate swap termination expense, non-cash employee compensation expense, and the write down of idle property. Your measure does not correspond to the acronym defined under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosure to either present EBITDA, or to identify the adjusted measure as something other than EBITDA. If you decide to present the adjusted amount, please ensure that you adhere to the restrictions applicable to adjustments of non-GAAP liquidity and performance measures. Further guidance is available under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

2. Please revise your disclosure to clarify whether you are presenting EBITDA as a performance or liquidity measure. If you identify it as a measure of performance, demonstrate the reasonableness of excluding the recurring items.

3. Your discussion of the non-GAAP measure of Distributable Cash Flow indicates that the most directly comparable financial measure presented in accordance with GAAP would be Net Cash Provided by Operating Activities. As such, it appears that you should revise your presentation on page 59 to reconcile Distributable Cash Flow to
Net Cash Provided by Operating Activities instead of net income.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

4. We note that in reconciling your net income to net cash provided by operating activities, you present a subtotal above net changes in operating assets and liabilities. As there is no provision in SFAS
95 for this presentation, we generally consider the measure to be non-GAAP in nature. Please eliminate the subtotal.

Note 7 - Long-Term Debt, page F-22

7.125% Senior Notes, page F-24

5. You indicate that the 7.125% Senior Notes are jointly and severally guaranteed by certain subsidiaries. Please expand your disclosure in Note 18 to include this information and also to explain whether the guarantees are full and unconditional and whether all subsidiary guarantors are 100 percent owned by you to comply with the guidance in Rule 3-10(i)(8)(ii) of Regulation S-X. If they are not, tell us the facts and circumstances that you believe would accommodate the presentation of condensed consolidating information, in lieu of separate financial statements for the subsidiary guarantors.


Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Gerald A. Tywoniuk
Pacific Energy Partners, L.P.
August 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010